UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
Amendment No. 3

MERITAGE HOSPITALITY GROUP INC.
(Name of the Issuer)

MERITAGE HOSPITALITY GROUP INC.
Robert E. Schermer, Jr.
Robert E. Schermer, Sr.
(Name of Person(s) Filing Statement)

Common Shares, $0.01 par value
(Title of Class of Securities)

59000K 10 1
(CUSIP Number of Class of Securities)

James R. Saalfeld, Esq.
Vice President & General Counsel
Meritage Hospitality Group Inc.
Suite 100
3210 Eagle Run Drive, N.E.
Grand Rapids, Michigan 49525
(616) 776-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check appropriate box):

☒	a.
The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	176,720.25	Amount of filing fee $19.00

*Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of 33,661 Common Shares $0.01 par value per share, for $5.25 per Common Share in cash in lieu of issuing fractional shares to holders of less than one Common Share after the proposed reverse stock split.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $19.00

Form or Registration No.: Schedule 13E-3 (File No. 5-40972)

Filing Party: Meritage Hospitality Group Inc., Robert E. Schermer, Jr. and Robert E. Schermer, Sr.

Date Filed: August 21, 2006

Introduction

This Amendment No. 3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed by Meritage Hospitality Group Inc. (the “Company”), Robert E Schermer, Jr. and Robert E. Schermer, Sr. (collectively, the “Filing Persons”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, and Rule 13e-3 promulgated thereunder on August 21, 2006 and amended on October 6, 2006 and December 5, 2006 in connection with a going private transaction. The Filing Persons proposed that the Company’s shareholders adopt amendments to the Company’s articles of incorporation that will result in a reverse/forward stock split transaction.

All information below should be read in conjunction with the information contained in or incorporated by reference in the Rule 13e-3 Transaction Statement as previously amended. This Amendment No. 3 is filed pursuant to Rule 13e-3(d)(3) promulgated under the Securities Act of 1934 to report the completion of the reverse stock split and forward stock split on January 23, 2007.

Item 2.  Subject Company Information.

(f) Prior stock purchases.

This information amends and supplements information previously provided regarding purchases of common shares by Robert E. Schermer, Sr. For the period March 1, 2006 through May 28, 2006, Mr. Schermer, Sr. acquired a total of 484 common shares at a price of $4.14 per share. For the period May 29, 2006 through August 27, 2006, Mr. Schermer, Sr. acquired 427 common shares at a price of $4.68 per share.

Item 4. Terms of the Transaction.

Item 4 is amended and supplemented by adding the following:

On January 23, 2007, the 1-for-300 reverse stock split followed by a 300-for-1 forward stock split (after giving effect to the reverse stock split) (collectively, the “Stock Splits”) became effective by filing a Certificate of Amendment to the Company’s Articles of Incorporation with the State of Michigan As a result of the Stock Splits, shareholders owning fewer than 300 shares of Company Common Shares immediately before the Stock Splits had such shares canceled and converted into the right to receive $5.25 for each pre-split common share.

Item 15. Additional Information.

Item 15 is amended and supplemented by adding the following information:

The Stock Splits were approved by the Company’s shareholders at a Special Meeting of Shareholders of the Company held on January 23, 2007.

On January 23, 2007, a Certificate of Amendment to the Company’s Articles of Incorporation effecting the Stock Splits, was accepted for filing by the State of Michigan.

On or January 23, 2007, the Company filed a Form 15 with the SEC to terminate the registration of its Common Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERITAGE HOSPITALITY GROUP INC.

By:	/s/ Robert E. Schermer, Jr.
Robert E. Schermer, Jr., President and Chief Executive Officer
(Name and Title ) Date: January 23, 2007

/s/ Robert E. Schermer, Jr.
Robert E. Schermer, Jr.
Date: January 23, 2007

/s/ Robert E. Schermer, Sr.
Robert E. Schermer, Sr.
Date: January 23, 2007